

Scot Savarese · 3rd

Startup Founder | USMC Veteran | Gut-Health Advocate
Tampa/St. Petersburg, Florida Area · 182 connections ·
Contact info

Live Free Foods

University of Florida

Experience



Founder/CEO
Live Free Foods
Jun 2017 – Present · 2 yrs 9 mos

Owner and Founder of a new Low FODMAP food brand.

What is Live Free Foods? We combine only the best ingredients, backed by science, to create delicious foods low in FODMAPs.

When following the Low FODMAP diet, studies have shown relief of IBS symptoms. Unfortunately, finding foods off the shelf that are low in FODMAPs is pretty much impossible.
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Landing Support Specialist
United States Marine Corps
Jun 2010 – Jan 2016 · 5 yrs 8 mos
Savannah, Georgia Area

• Corporal, Fireteam leader, B co CLR-45
•Lance Corporal, Meritorious (E-3) B Company Beach and Terminal Operations 4th LSB
•Ramp Boss in charge of offload of MPF Ship in offload of military rolling stock and cargo containers
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Education



University of Florida
Bachelor's degree

Skills & Endorsements

Military Logistics

Logistics Management

Sales

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